Mail Stop 6010   February 5, 2007

David Chess, M.D.
President and Chief Executive Officer
HC Innovations, Inc.
Six Corporate Drive, Suite 420
Shelton, Connecticut 06484

Re: HC Innovations, Inc.
Form 10 amendment filed January 29, 2007
File No. 0-52197

 Dear Dr. Chess:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

   1. We note your response to comment 2 and reissue the comment. You refer to your
       subsidiaries, however you have only identified ECI and its subsidiaries which
       account for 9% of your 2005 revenues and 24% of your revenues through
       September 30, 2006. Please identify the remaining subsidiaries and the amount of
       revenues they provided for the same time periods, respectively.

Financial Statements – December 31, 2005

Consolidated Statement of Changes in Stockholders' Equity (Deficit), page 4

   2. Refer to your response to comment nine. It appears that you included the effects
       of the stock split in this statement as a point in time. While we note that the stock

split was properly factored into the earnings per share calculation, all of the stock issuances in this statement as well as those for previous periods should reflect the impact of the stock split in order to clearly present the equity position on a post-stock split basis and to allow for better comparisons. Please revise your presentation to reflect the impact of the stock split as if it had occurred at the beginning of the earliest period presented, i.e. January 1, 2003.

3. Refer to your response to comment 10. For the various reasons indicated in your response, such as "the company was willing to give a deep discount in order to improve the company's liquidity," the transactions that you sight as evidence of fair value do not appear to be indicative of the actual fair value of your shares. The fact that you appear to have little leverage in such negotiations as compared to an issuance for cash as indicated by statements such as the one above call into question the accuracy of the fair value determined in such negotiations. Please provide to us a reasonable determination of the fair value at each date that a significant equity transaction occurred.

2. Summary of Significant Accounting Policies, page 7

Basis of Presentation, page 7

4. Refer to your response to comment nine. You make the assertion in the disclosure in the last paragraph on page 8 that you would also consolidate the LLC entities under the provisions of EITF 97-2 which would have been applicable for the years ended December 31, 2004 and 2003. Based on that assertion it is still unclear to us what changed in the reporting structure between these periods. Please clarify more specifically what is meant by the "single company basis" used for periods 2004 and prior referred to in this disclosure in the last paragraph of this section on page 9. Specifically list the entities included in each of the years 2005, 2004, and 2003 so that we can see exactly what changed between these reporting periods.

10. Long-Term Debt, page 16

Convertible Debentures, page 16

5. Refer to your response to comment 12. Please explain to us how you determined that the debentures were convertible into a fixed number of shares when your disclosure appears to indicate that the "conversion price of the debentures is equal to 50% of the market price" of your shares at the time of the conversion. This feature would seem to indicate that the number of shares into which the debentures are convertible is variable.

Dr. David Chess
HC Innovations, Inc.
February 5, 2007
Page 3
<u>Financial Statements – December 31, 2004 and 2003</u>

<u>Consolidated Statements of Operations, page 3</u>

6. Refer to your response to comment nine. Please explain to us how you arrived at the 8,123,032 shares used in the earnings per share calculation for the year ended December 31, 2003. The statement of shareholders' equity appears to show no shares issued for that period.

<u>General</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Peklenc at (202) 551-3661 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jay Kaplowitz, Esq.